EXHIBIT 11
QMS, INC. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS (LOSS)


(in thousands, except per
share amounts)                     September 29,        September 30,       October 1,
                                        1995                 1994             1993
Net Income (Loss)                  $    (44,946)         $    2,960       $   (2,933)
Shares used in this computation:
  Weighted average common shares
    outstanding                          10,677              10,699           10,690

  Shares applicable to stock options,
  net of shares assumed to be
  purchased from proceeds at average
  market                                      0                   24             102
                                    ------------          -----------      ----------
Total shares for earnings per
  common share computation
  (primary)                              10,677               10,723          10,792

  Shares applicable to stock options
  in addition to those used in primary
  computation due to the use of
  periodend market price when higher
  than average                                0                   38              29
                                    ------------          -----------      ----------
Total fully diluted shares               10,677               10,761          10,821
                                    ============          ===========      ==========

Earnings (loss) per common share
  Primary:
    Net income (loss)                    ($4.15)               $0.28          ($0.31)
  Fully Diluted:
    Net income (loss)                    ($4.15)               $0.28          ($0.31)

  Weighted average number of shares
  used in computing earnings per share:
    Primary                              10,677               10,723          10,792
    Fully diluted                        10,677               10,761          10,821